Publication: South China Morning Post **Date:** 10 Nov 2003
Page: Classified 17 **Where Published:** Hong Kong

FPC Exemption No. 82-836

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITE

(Incorporated in Bermuda with limited liability)

2003 THIRD QUARTER RESULTS OF METRO PACIFIC CORPORATION

The following is a reproduction of a press release, issued pursuant to paragraph 2 of the Listing Agreement by First Pacific Company Limited for information purpose only, released in the Philippines by Metro Pacific Corporation, a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Philippine Stock Exchange.

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

(Unaudited)

For the period ended 30 September (In thousand pesos)	Nine months 2003	Nine months 2002	Three months 2003	Three months 2002
Revenues	2,800,917	4,075,432	763,446	915,236
Cost of sales	(2,157,740)	(3,125,392)	(634,422)	(843,401)
Operating expenses	(520,942)	(772,772)	(149,974)	(282,065)
Operating profit	122,235	177,268	(20,950)	(210,230)
Share of net losses of associated companies	(78,281)	(604,509)	(17,994)	(110,069)
Financing charges, net	(553,720)	(1,089,806)	(110,486)	(286,404)
Loss before other income/(charges)	(509,766)	(1,517,047)	(149,430)	(606,703)
Other income/(charges), net	645,773	(7,316,321)	195,415	(100,315)
Profit/(loss) before taxation	136,007	(8,833,368)	45,985	(707,018)
Taxation	9,235	(34,842)	(20,806)	51,088
Profit/(loss) after taxation	145,242	(8,868,210)	25,179	(655,930)
Outside interests	(37,591)	262,677	(11,431)	125,906
Net profit/(loss) for the period	107,651	(8,605,533)	13,748	(530,024)
Accumulated deficit				
Beginning of period	(26,208,103)	(14,330,139)	(26,114,200)	(22,464,875)
Dividends accrued on preferred shares	-	-	-	59,227
End of period	(26,100,452)	(22,935,672)	(26,100,452)	(22,935,672)
Earnings/(loss) per share (In centavos)				
Basic	0.58	(46.26)	0.07	(2.53)
Weighted average number of shares in issue (In thousands)				
Basic	18,603,473	18,603,473	18,603,473	18,603,473

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at (In thousand pesos)	30 September 2003	31 December 2002*	30 September 2002*
ASSETS			
Current assets			
Cash and cash equivalents	318,354	219,656	165,648
Receivables, net	2,646,713	2,480,052	2,477,807
Due from associated companies	2,954,704	4,481,978	4,326,478
Inventories, net	23,212	34,354	40,789
Development properties	2,735,995	3,149,066	4,351,987
Deferred tax asset – net	32,798	166,705	199,453
Prepayments and other current assets	1,640,898	650,986	668,875
Total current assets	10,352,674	11,182,797	12,231,037
Long-term receivables	120,111	116,343	99,307
Investments in associated companies	861,484	6,515,613	8,536,115
Property and equipment	2,956,571	2,941,647	2,840,463
Other assets	556,330	362,605	278,162
Total assets	14,847,170	21,119,005	23,985,084
LIABILITIES AND EQUITY			
Current liabilities			
Loans and notes payable	1,336,941	7,568,300	7,491,061
Current portion of long-term debts	1,610,889	1,838,252	2,030,161
Current portion of long-term liabilities and provisions	346,958	270,983	279,191
Accounts payable and accrued expenses	6,079,294	5,952,142	4,765,401
Income tax payable	-	-	6,157
Total current liabilities	9,374,082	15,629,677	14,571,971
Long-term debts	3,075,548	3,202,250	3,188,516
Long-term liabilities and provisions	510,957	513,230	1,196,212
Outside interests	721,427	716,343	698,449
Equity			
Stockholders' equity			
Capital stock	18,605,974	18,605,974	18,605,974
Additional paid-in capital	9,692,634	9,692,634	9,692,634
Treasury stock	(1,033,000)	(1,033,000)	(1,033,000)
Accumulated deficit	(26,100,452)	(26,208,103)	(22,935,672)
Total stockholders' equity	1,165,156	1,057,505	4,329,936
Total liabilities and equity	14,847,170	21,119,005	23,985,084

* *Comparative figures were restated to conform with the 2003 presentation in connection with the deconsolidation of BLC and FBDC from the Group accounts following the sale of the controlling interest (50.4%) in BLC to third parties in April 2003.*

Metro Pacific Corporation ("Metro Pacific") today announced unaudited net profit of Pesos 107.7 million for the nine-months ended 30th September 2003. The improvement in 2003 year-to-date results arose from better performance from Metro Pacific's real estate and shipping businesses and exceptional gains from successful debt reduction exercises. The results were further helped by reversals of provisions previously made which, under the improved circumstances, are no longer needed. Metro Pacific reported a loss of Pesos 8.6 billion for the same period last year, of which Pesos 7.2 billion comprised provisions made for an expected sale of shares owned in former subsidiary Bonifacio Land Corporation ("BLC").

Consolidated Results

Metro Pacific recorded consolidated net revenues of Pesos 2.8 billion for the first nine months of 2003, compared with revenues of Pesos 4.1 billion for the same period last year. The reduction in revenue reflects the deconsolidation of BLC in 2003 from Group accounts. Operating expenses stood at Pesos 520.9 million in 2003 compared with Pesos 772.8 million in 2002, also reflecting the deconsolidation of BLC. Financing charges reduced by 49.2 percent, to Pesos 553.7 million in 2003 versus Pesos 1.1 billion in 2002. Net non-recurring gains of Pesos 645.8 million were recorded during the first nine months of 2003. These gains resulted from dacions effected by Metro Pacific and BLC to repay third-party debts and reversal of prior period provisions in line with the improved business outlook.

Debt Reduction and Restructuring Nearing Completion

As of 30th September 2003, Metro Pacific had successfully repaid, reached agreements in principle or advanced discussions that address an aggregate of Pesos 12.1 billion in outstanding loans, representing 94.0 percent of Metro Pacific's total debts of Pesos 12.9 billion.

Solid Progress From Operations

Landco Pacific Corporation ("Landco") reported unaudited net profit of Pesos 35.8 million on higher revenues of Pesos 508.1 million for the first nine months of 2003, compared with a net profit of Pesos 25.3 million on revenues of Pesos 421.6 million for the same period last year. Operating expenses rose 36.8 percent to Pesos 120.9 million in 2003 versus 88.4 million in 2002, mainly due to costs undertaken in respect of the expansion of the Punta Fuego and Leisure Farms residential resort projects. In September 2003, Landco inaugurated its third regional shopping center, a 67,000 square meter facility in Lucena City, further broadening its commercial lease income base. Landco is developing additional retail projects in line with continued market demand. Landco is also in discussions with a number of parties in order to increase its landbank reserves, in anticipation of a steady improvement in its primary real estate markets.

Pacific Plaza Towers ("PPT") reported improved revenues of Pesos 323.5 million compared with Pesos 136.2 million in 2002, resulting from increased new unit sales. PPT reported a marginal net loss of Pesos 11.6 million due to increased operating costs.

Negros Navigation Company ("Nenaco") reported unaudited net profit of Pesos 73.6 million for the first nine months of 2003, on revenues of Pesos 1.79 billion. This compares with a net profit of Pesos 45.8 million on revenues of Pesos 1.82 billion for the same period in 2002. The improvement in net profit was derived mainly from a reduction in general and administrative expenses and exceptional gains realized from a number of successful debt reduction exercises. During the third quarter of 2003, Nenaco reintroduced passenger service to Cebu City, and freight services expanded on several routes in anticipation of increased traffic and improved performance during the busier fourth quarter holiday travel season.

Comments on Performance

"As we near the conclusion of our debt reduction and restructuring program, our efforts are now largely concentrated on enhancing the performance of our existing businesses through strict cost management and focused expansion. Landco and Nenaco's performance has improved ahead of expectations, and their better outlook gives us the confidence that the additional initiatives we are presently developing will also be successful at broadening and deepening Metro Pacific's future revenues," said Jose Ma. Lim, President and Chief Executive Officer.

About Metro Pacific

Metro Pacific Corporation is a Manila, Philippines-based holding firm listed on the Philippine Stock Exchange (PSE: MPC). Metro Pacific's business portfolio includes property concerns Landco Pacific Corporation, Pacific Plaza Towers and Costa de Madera Inc., and listed shipping firm Negros Navigation Company (PSE: NN). Metro Pacific is a subsidiary of Hong Kong-based First Pacific Company Limited. Further information regarding Metro Pacific can be accessed at www.metropacific.com.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

7 November 2003